

August 20, 2013

<u>Via Email</u>
Robert Hoerr
President
Enterologics, Inc.
1264 University Avenue West, Suite 404
St. Paul, Minnesota 55104

> **Re:** **Enterologics, Inc.**
> **Item 4.01 Form 8-K Dated August 15, 2013**
> **Filed August 19, 2013**
> **File No. 000-54347**

Dear Dr. Hoerr:

We have reviewed your filing. Please amend your filed Form 8-K within four business days to indicate that, effective August 13, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Lake & Associates, CPA's LLC and the reasons thereto. We believe this would likely be information necessary to make the required statements whether the former accountant resigned, declined to stand for re-election or was dismissed in light of the circumstances under which they are made not misleading. In this regard, also clarify in your disclosure if Lake & Associates, CPA's LLC resigned, declined to stand for re-election or was dismissed as required by Item 301(a)(1)(i) of Regulation S-K. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/08132013_Lake.pdf

Upon amending your filing, please include, as Exhibit 16, an updated letter from Lake & Associates, CPA's LLC, as required by Item 304(a)(3) of Regulation S-K. Please ensure that they date their letter.

Once you explain Lake & Associates CPA's LLC registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

If you have any questions, please contact Scott Wuenschell, Staff Accountant at (202)-551- 3467.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant